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          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212-838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com


               KPMG AND SAPIENS SIGN BROAD PARTNERSHIP AGREEMENT
    KPMG Consulting France and Sapiens to Jointly Market e-Business and Euro
                              Conversion Solutions

Paris, France and Research Triangle Park, N.C--March 9, 2000--KPMG Consulting France and Sapiens International Corporation N.V. (NASDAQ: SPNS), today announced that they have signed an agreement to jointly market and implement e-business and euro conversion solutions. The two companies will initially focus their joint efforts on their respective broad customer bases.

The combination of KPMG France's consulting expertise and Sapiens' eMerge and EuroMigration(TM) solutions creates powerful capabilities that span from strategic planning and management consulting to functional as well as technical implementation of e-business and euro conversion projects. The partnership's joint expertise will offer a comprehensive suite of strategy and business transformation, methodology, technologies and IT experience to address virtually every system architecture, platform and programming language.

E-business and euro conversion projects are typically implemented on an enterprise-wide basis and demand flexibility and fast time to market in order to preserve--or enhance--the client's competitive advantage. These projects, which involve functional modifications to business and economic models as well as technical changes to IT systems, require strong IT management and solution methodologies and technologies. The joint KPMG-Sapiens offering addresses each of these needs in compelling fashion.

Commenting on the KPMG-Sapiens partnership, Mr. Yuda Tuval, Chairman of the Board, KPMG Consulting France, stated: "We are delighted to establish a winning partnership with Sapiens, which offers comprehensive and proven IT solutions. The global competition and the new IT technologies give the customers' needs a new dimension, which involves a new type of consulting-specialists teams with industry expertise and functional skills. The KPMG- Sapiens partnership will enable us to offer high-quality, comprehensive solutions to meet the e-business and euro markets' needs. We look forward to extending this partnership with Sapiens to our worldwide operations."

Saadia Essoudry, Vice President, Sapiens France, added: "We are delighted to join forces with KPMG Consulting France, which is world-recognized for its global delivery capabilities. This partnership is concrete recognition of the success of our e-business and euro solutions by one of the world's leading consulting firms. This partnership greatly expands our project capabilities and market reach, as high level consulting is mandatory for such projects, specifically e-business. We look forward to a long and productive relationship with KPMG."

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About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                      ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.